

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 22, 2006

Mr. Douglas Bolen
Chief Executive and Financial Officer
Delta Oil & Gas, Inc.
1122 6th Avenue North
Seattle, Washington 98109

> **Re: Delta Oil & Gas, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed May 12, 2006**
> **File No. 000-52001**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2006**
> **Filed August 17, 2006**
> **File No. 333-82636**
> **Response Letters Dated July 20, 2006 and August 9, 2006**

Dear Mr. Bolen:

We have reviewed your filings and response letters and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-SB Filed May 12, 2006

General

1.   We note that your Form 10-SB filed May 12, 2006 automatically became
        effective on July 11, 2006. We understand that you intend to amend your Form
        10-SB to include disclosure revisions that were made to your periodic reports in
        response to prior comments, based on a discussion with your legal counsel, Cane
        Clark LLP.

        Please also include updated consents from both your current and prior auditors,
        and note that your financial statements would have required updating prior to
        effectiveness to comply with Item 310(g) of Regulation S-B.

2.   Please provide the representations requested at the end of our comment letter
        dated June 9, 2006, regarding the accuracy and adequacy of the disclosures in
        your filings.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Statements of Cash Flows, page F-4

3.   We note that you report a negative cash balance at December 31, 2004, and at
        other points referenced in your subsequent interim reports. Please further revise
        the statements of cash flows in your annual and interim reports to comply with
        paragraph 7 of SFAS 95, requiring the totals for cash and cash equivalents
        reported in these statements to agree with the corresponding amounts shown on
        your balance sheets.

Note 2 – Significant Accounting Policies, page F-7

c) Natural Gas and Oil Properties, page F-8

4.   We note your response to prior comment 9 and your proposed revised disclosure.
        The intent of our prior comment was to seek clarification on your application of
        the full cost ceiling test. Please expand your disclosure to address how you deal
        with each type of costs in your application of the full cost ceiling test as specified
        in (A), (B) and (C) of Rule 4-10(c)(4)(i) of Regulation S-X. Make similar
        changes to your disclosures in Form 10-QSB for quarters ended March 31, 2006
        and June 30, 2006. Please contact us by telephone if you have any question on
        this comment.

d) Asset Retirement Obligations, page F-8

5.   We note your response to prior comment 10, indicating that you have deleted the
        disclosure referenced in our prior comment, and explaining that since your asset
        retirement obligations (ARO) on producing properties are offset by your "shares
        of salvage proceeds," you have not recorded an ARO on your financial
        statements. However, we note that your disclosure has not been deleted in the
        draft amendment that you submitted as part of your response letter dated July 20,
        2006.

        Additionally, please note that salvage proceeds should not be factored into the
        ARO calculation, as this would not conform to the guidance in paragraphs 3 and 4
        of SFAS 143, nor would it be compatible with the accounting required for
        amortization under Rule 4-10(c)(3)(i)(C) of Regulation S-X.

        Given that you have been able to transition from the view of having insufficient
        information to determine your ARO, to one in which you are able to equate the
        obligation with the value of salvage proceeds, not being able to estimate the
        liability appears no longer a viable position; please comply with SFAS 143.
        Make similar revisions to your Form 10-QSB for quarters ended March 31, 2006
        and June 30, 2006.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Financial Statements

Consolidated Balance Sheets, page F-1

6.   We did not receive your response to prior comment 13, regarding proceeds
        reported as share subscriptions received on your balance sheet as of March 31,
        2006. We reissue this prior comment.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Financial Statements

Note 6 – Note Payable, page F-14

7.   Please expand your disclosure to discuss why your loan was forgiven without any
        consideration given in exchange, or to otherwise clarify the terms of the
        arrangement if this is not the case.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Results of Operations for the Years Ended December 31, 2005 and 2004, page 18

8.   Based on our discussions with your attorney, we understand that you will revise
        your documents to remove disclosures indicating your revenues will significantly
        increase due to the discovery of natural gas with "…flow rates suitable for
        commercial production in the first well drilled on the Cache Slough Prospect."

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days, or tell us when you will provide us with a response. You may wish to
provide us with marked copies of amendments to expedite our review. Please furnish a
cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding
comments on the financial statements and related matters. You may contact James
Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering
comments. Please contact Donna Levy, Attorney, at (202) 551-3292 or me at (202) 551-
3686 with any other questions.

                                                        Sincerely,

                                                        Karl Hiller
                                                        Branch Chief

cc: Chad Wiener, Esq.
        L. Dang
        J. Murphy
        D. Levy